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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed  pursuant to Section  16(a) of the  Securities  Exchange  Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person

     Hanik               Peter                    P.
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   (Last)               (First)                 (Middle)
     Millennium Petrochemicals Inc.
     11500 Northlake Drive
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                                    (Street)

     Cincinnati               Ohio                   45249
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   (City)               (State)                 (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)


     12/12/97
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

     Millennium Chemicals Inc. (MCH)
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5 Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [   ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)


          President, Millennium Petrochemicals Inc.
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6. If Amendment, Date of Original (Month/Year)


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             Table I -- Non-Derivative Securities Beneficially Owned
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

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
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

Common Stock $0.01 par value/share       10,709                      D
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Common Stock $0.01 par value/share       4,029                       I                    (1)
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Common Stock $0.01 par value/share       13,441                      D                    (2)
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      7. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Security     Exer-      tion                                   of               Derivative     (I)            Ownership
   (Instr. 4)            cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
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


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
Explanation of Responses:

1. Represents the value of the Reporting Person's Stock Fund Account in the Company's 401(k) Plan as of November 30, 1997, expressed as share equivalents. As of such date, approximately 95.94% of such fund was invested in Company Common Stock, and the remainder was invested in cash.

2. Represents shars of restricted stock granted to the Reporting Person on October 23, 1997 under the Issuer's Long-Term Stock Incentive Plan as follows: (i) 3,360 shares which will vest in equal installments on October 8, 1999, 2000 and 2001, and (ii) 10,081 shares which may vest in equal installments on December 31, 1999, 2000 and 2001 subject to the achievement of performance goals based on a cash flow return on investment formula, 50% of which will be distributed upon vesting and 50% of which will be distributed over a five-year period commencing on the date of vesting.


     Peter P. Hanik                                         January 9, 1998
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.